Exhibit 12

CLEAR CHANNEL COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,					Three Months Ended March 31,
(dollars in thousands)	2009	2010	2011	2012	2013	2013	2014
Computation of earnings:						(unaudited)	(unaudited)
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$(4,521,667)	$(628,535)	$(420,965)	$(738,026)	$(627,638)	$(309,085)	$(350,676)
Distributed income (loss) from equity investees	20,901	11,084	18,527	20,122	19,994	5,582	228
Fixed charges	1,896,482	1,919,554	1,872,749	1,948,406	2,053,888	484,040	531,024

Total earnings	$(2,604,284)	$1,302,103	$1,470,311	$1,230,502	$1,446,244	$180,537	$180,576

Computation of fixed charges:
Interest expense	1,500,866	1,533,341	1,466,246	1,549,023	1,649,451	385,525	431,114

Portion of rent expense representative of interest(1)	395,616	386,213	406,503	399,383	404,437	98,515	99,910

Total fixed charges	$1,896,482	$1,919,554	$1,872,749	$1,948,406	$2,053,888	$484,040	$531,024

Ratio of earnings to fixed charges(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Imputed interest on operating leases is estimated to be approximately one-third of rent expense.

(2)	For the years ended December 31, 2013, 2012, 2011, 2010, and 2009, and the three months ended March 31, 2014 and 2013, earnings available for fixed charges were inadequate to cover fixed charges by $607.6 million, $717.9 million, $402.4 million, $617.5 million, $4,500.8 million, $350.4 million and $303.5 million, respectively.